FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 7, 2017

Item 3.	News Release

A news release issued on November 7, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. announces conversion of remaining balance of $25 Million debenture.

Full Description of Material Change

Aurora Cannabis Inc. announced today that the Company has elected to exercise its right under the indenture (the “Indenture”) governing the Company’s 8.0% unsecured convertible debentures due November 1, 2018 (the “Debentures”) to convert all of the principal amount outstanding of the remaining Debentures and unpaid accrued interest thereon up to December 9, 2017 into common shares of the Company (the “Common Shares”). Pursuant to the terms of the Indenture, the Company may force the conversion of the Debentures at the conversion price of $2.00 per Common Share when the VWAP of the Common Shares on the Toronto Stock Exchange for 10 consecutive trading days equals or exceeds $3.00.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 7, 2017.

November 7, 2017	TSX: ACB

Aurora Cannabis Announces Conversion of Remaining Balance of $25 Million Debenture

Vancouver, BC – November 7, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has elected to exercise its right under the indenture (the “Indenture”) governing the Company’s 8.0% unsecured convertible debentures due November 1, 2018 (the “Debentures”) to convert (the “Conversion”) all of the principal amount outstanding of the remaining Debentures and unpaid accrued interest thereon up to December 9, 2017 into common shares of the Company (the “Common Shares”). Pursuant to the terms of the Indenture, the Company may force the conversion of the Debentures at the conversion price of $2.00 per Common Share when the VWAP of the Common Shares on the TSX Exchange (the “Exchange”) for 10 consecutive trading days equals or exceeds $3.00.

As of close of markets November 3, 2017, the VWAP of the Common Shares on the Exchange for 10 consecutive trading days equals $3.02. The Conversion is scheduled to be effective December 9, 2017. Therefore, on Monday, December 11, 2017, the estimated remaining total of $4.12 million of Debentures outstanding will be converted into approximately 2,060,000 Common Shares, and accrued interest will be paid.

“We are very pleased to convert these Debentures, which provides us with additional interest savings, further strengthening our excellent balance sheet, and is reflective of Aurora’s remarkable growth and operational progress,” said Terry Booth, CEO.

The Company has provided the holders of the Debentures 30 days advance written notice of its intent to exercise the Conversion.

Management Appointment

Effective immediately, Aurora has appointed Marc Lakmaaker as Director, Investor Relations and Corporate Development. Mr. Lakmaaker joins Aurora from NATIONAL Equicom, Canada’s largest integrated communications firm, where he was Director, Investor Relations and head of the organization’s CleanTech practice. Having worked with Aurora as an external consultant for the past 18 months, and active in the cannabis space for three years, he has extensive sector knowledge and experience. He also brings substantial international experience, having started his career in Europe working with global companies listed on various international exchanges, and will help Aurora further build its global investor profile. Mr. Lakmaaker holds an MSc in Chemical Engineering from Twente University, the Netherlands.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of- the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

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Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.289.6640
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”), including, but not limited to, statements with respect to the use of proceeds from the Offering and the Private Placement. Forward- looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.